             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                               [WORLD BANK LOGO]



                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                      AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                 MARCH 31, 2003
                                  (UNAUDITED)

CONTENTS
MARCH 31, 2003


MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Statement Reporting      2

Management Reporting       2

Current Value Basis       3

Equity-to-Loans       6

Results of Operations       7

Country Credit Risk       8


IBRD CONDENSED FINANCIAL STATEMENTS

Balance Sheet     10

Statement of Income     11

Statement of Comprehensive Income     12

Statement of Changes in Retained Earnings      12

Statement of Cash Flows       13

Notes to Financial Statements      14

Review Report of Independent Accountants      19

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2002 (FY
2002). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Financial Reporting Standards (together referred to in this document as the 'reported basis').

As allowed by the applicable U.S. and international accounting standards on derivatives (herein referred to as 'FAS 133'), IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in fair value being recognized immediately in earnings.

Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

SELECTED FINANCIAL DATA

Table 1 presents selected financial data on three bases: a current value basis, a reported basis, and a pre-FAS 133 reported basis.

TABLE 1:  SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------
                                                           YEAR TO DATE             FULL YEAR
                                                    --------------------------  ----------------
                                                      FY 2003        FY 2002         FY 2002
                                                    -----------  -------------  ----------------

CURRENT VALUE BASIS

Net Income                                          $  1,743       $  1,420          $  2,853
  of which current value adjustment                 $    262       $    145          $    881
Average Interest-earning Assets                     $152,512       $153,815          $153,116
Net Return on Average Interest-earning Assets           1.52%          1.23%             1.86%
Return on Loans                                         7.12%          4.63%             7.89%
Return on Investments                                   2.05%          3.02%             3.13%
Cost of Borrowings                                      5.40%          3.21%             5.76%

REPORTED BASIS

Net Income                                          $  4,645       $  1,566          $  2,778
Operating Income                                    $  1,486       $  1,211          $  1,924
Average Interest-earning Assets                     $146,720       $148,796          $148,205
Net Return on Average Interest-earning Assets
  before the effects of FAS 133                         1.35%          1.08%             1.30%
  after the effects of FAS 133                          4.22%          1.40%             1.87%
Return on Loans                                         4.94%          5.74%             5.60%
Return on Investments                                   1.75%          3.04%             2.87%
Cost of Borrowings
  before the effects of FAS 133                         3.35%          4.43%             4.23%
  after the effects of FAS 133                         -0.41%          4.07%             3.53%

On a current value basis, the net return on average interest-earning assets was 1.52% for the nine months ended March 31, 2003 as compared to 1.23% for the same period in FY 2002. This increase was primarily due to the decrease in the provision for losses on loans and guarantees and higher net current value adjustments, partially offset by an increase in staff retirement plan expense. Although average interest-earning assets were slightly lower at March 31, 2003 than at March 31, 2002, this had a minimal impact on the net return.

For the nine months ended March 31, 2003, on a current value basis, both the return on loans (7.12%) and the cost of borrowings (5.40%) were higher than for the same period in FY 2002 (4.63% and 3.21%, respectively). These increases were due primarily to higher net current value adjustments, partially offset by lower interest income/expense. For the investment portfolio, the net return of 2.05% for the nine months ended March 31, 2003 was lower than the 3.02% for the same period in the previous fiscal year primarily because of lower interest rates in FY 2003.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRDs estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current years Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT MARCH 31, 2003 AND JUNE 30, 2002


IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------------
                                                                   MARCH 31, 2003                 JUNE 30, 2002
                                             -------------------------------------------------   ---------------
                                                            REVERSAL OF    CURRENT     CURRENT
                                                REPORTED      FAS 133       VALUE       VALUE      CURRENT VALUE
                                                 BASIS        EFFECTS     ADJUSTMENT    BASIS          BASIS
                                              ----------   ------------  -----------  ---------  ---------------

Cash                                           $   1,614                              $   1,614     $   1,083
Investments                                       26,861                                 26,861        26,076
Loans Outstanding                                115,165                 $   5,890      121,055       126,454
Less Accumulated Provision
  for Loan Losses and
  Deferred Loan Income                            (5,565)                                (5,565)       (5,442)
Swaps Receivable
  Investments                                     11,083                                 11,083         9,932
  Borrowings                                      66,560    $  (6,227)       6,227       66,560        66,052
  Other Asset/Liability                              726                                    726           727
Other Assets                                       7,889                      (443)       7,446         7,296
                                              ----------   ------------  -----------  ---------  ---------------
    Total Assets                               $ 224,333    $  (6,227)   $  11,674    $ 229,780     $ 232,178
                                              ==========   ============  ===========  =========  ===============
Borrowings                                     $ 105,057    $     (40)   $ 8,474      $ 113,491      $ 114,502
Swaps Payable
  Investments                                     12,146                                 12,146        10,819
  Borrowings                                      63,649       (1,766)       1,766       63,649        66,994
  Other Asset/Liability                              782            2           (2)         782           758
Other Liabilities                                  5,876                                  5,876         6,639
                                              ----------   ------------  -----------  ---------  ---------------
Total Liabilities                                187,510       (1,804)      10,238      195,944       199,712
Paid-in Capital                                   11,478                                 11,478        11,476
Retained Earnings and Other Equity                25,345       (4,423)       1,436       22,358        20,990
                                              ----------   ------------  -----------  ---------  ---------------
    Total Liabilities and Equity               $ 224,333    $  (6,227)   $  11,674    $ 229,780     $ 232,178
                                              ==========   ============  ===========  =========  ===============

IBRDs Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis for the nine months ended March 31, 2003, are presented in Table 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except that IBRD may also make loans to the International Finance Corporation without any such guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. To recognize the credit risk inherent in the portfolio, IBRD adjusts the current value of its loans through its loan loss provision.

The $5,890 million ($4,865 million--June 30, 2002) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate. The present discount rate represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no current value adjustment is necessary. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $4,456 million ($3,499 million--June 30, 2002) increase in the borrowings portfolio due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $262 million for the nine months ended March 31, 2003 ($145 million--March 31, 2002) as shown in Table 4 represents the year-to-date change in the current value of all of IBRD's financial instruments. The current value adjustment reflects changes in both interest rates and currency exchange rates.

IMPACT OF CHANGES IN INTEREST RATES

During the first nine months of both FY 2003 and FY 2002, movements in interest rates resulted in a net increase in current value adjustments. During the nine months ended March 31, 2003, the downward shift in market reference interest rates was greater than the decrease in the average contractual yield, for both the loan and borrowings portfolios, thereby resulting in an increase in the current value for these portfolios. The net positive current value adjustment for the first nine months of FY 2003 was $68 million.

In contrast, during the first nine months of FY 2002, the downward shift in market reference interest rates was less than the decrease in the average contractual yield for both the loan and borrowings portfolios. As a result, the current values of these portfolios decreased during this period. However, because of the repricing lag inherent in the cost pass-through loans, the decrease in the average cost of borrowings was greater than the decrease in the average yield on loans, thereby resulting in a net positive current value adjustment of $245 million.

4

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TABLE 3:
CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE NINE MONTHS ENDED MARCH 31


IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------------------------
                                                                           2003                                    2002
                                                         ------------------------------------------------   -------------------
                                                          YEAR TO DATE  ADJUSTMENTS      YEAR TO DATE          YEAR TO DATE
                                                            REPORTED     TO CURRENT      CURRENT VALUE         CURRENT VALUE
                                                              BASIS        VALUE      COMPREHENSIVE BASIS   COMPREHENSIVE BASIS
                                                         -------------  -----------   -------------------   -------------------


Income from Loans                                           $ 4,515                         $ 4,515              $ 5,303
Income from Investments, net                                    329      $    (5)               324                  654
Other Income                                                    146                             146                  189
                                                         -------------  -----------   -------------------   -------------------
  Total Income                                                4,990           (5)             4,985                6,146
                                                         -------------  -----------   -------------------   -------------------

Borrowing Expenses                                            2,827                           2,827                3,877
Administrative Expenses                                         735                             735                  706
Provision for Losses on Loans and Guarantees                    (65)          65                  -                    -
Other Expenses                                                    7                               7                    7
                                                         -------------  -----------   -------------------   -------------------
  Total Expenses                                              3,504           65              3,569                4,590
                                                         -------------  -----------   -------------------   -------------------
Operating Income                                              1,486          (70)             1,416                1,556
Current Value Adjustment                                                     262                262                  145
Provision for Losses on Loans and
  Guarantees--Current Value                                                   65                 65                 (281)
Effects of Applying FAS 133                                   3,159       (3,159)                 -                    -
                                                         -------------  -----------   -------------------   -------------------
Net Income                                                  $ 4,645      $(2,902)           $ 1,743              $ 1,420
                                                         =============  ===========   ===================   ===================


TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  TOTAL INCOME STATEMENT EFFECT FOR
                                                          BALANCE SHEET EFFECTS AS OF                   THE NINE MONTHS ENDED
                                                              MARCH 31, 2003                                  MARCH 31
                                                   ------------------------------------            ---------------------------------
                                                                               OTHER     LESS PRIOR
                                                                               ASSET/       YEAR
                                                     LOANS     BORROWINGS    LIABILITY    EFFECTS           2003      2002
                                                   -------     ----------    ---------   ----------      -------     ------


Total Current Value Adjustments on Balance Sheet   $ 5,890     $(4,456)      $       2   $  (1,368)      $    68     $  245
Unrealized Gains (Losses) on Investments(a)                                                                    5        (64)
Currency Translation Adjustment(b)                                                                           189        (36)
                                                                                                         -------     -------
Total Current Value Adjustments                                                                          $   262     $  145
                                                                                                         =======     =======

(a) UNREALIZED GAINS (LOSSES) ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.

(b) THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

IMPACT OF CHANGES IN EXCHANGE RATES

During the nine months ended March 31, 2003, there was a positive net currency translation adjustment of $189 million on IBRDs net assets due primarily to the appreciation of the euro against the U.S. dollar. In contrast, during the same period in FY 2002, there was a negative net currency translation adjustment of $36 million on IBRDs net assets due primarily to the depreciation of the Japanese yen against the U.S. dollar, partially offset by an appreciation of the euro.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the current value basis, as well as on the reported basis, before the effects of FAS 133. IBRD also uses a stress test as a measure of income generating capacity and capital adequacy.

IBRDs equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in Table 5, IBRDs equity-to-loans ratio, on both a current value and a reported basis, was higher at March 31, 2003 than at March 31, 2002 due, in part, to the allocation of FY 2002 net income to General Reserve. As the credit risk outlook of the loan portfolio had deteriorated at June 30, 2002, due to adverse factors affecting some of its borrowers, IBRD considered it prudent to increase general reserves in the medium term in order to improve its risk-bearing capacity. In addition, for the period from June 30, 2002 to March 31, 2003, IBRDs equity-to-loans ratio, on both bases, increased due primarily to the decrease in net loans outstanding.

TABLE 5:  EQUITY-TO-LOANS


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------
                                                          MARCH 31, 2003   JUNE 30, 2002   MARCH 31, 2002
                                                          --------------   -------------   --------------

CURRENT VALUE BASIS

Equity Used in Equity-to-Loans Ratio                        $    28,696     $  28,269(a)        $ 25,912
Loans and Guarantees Outstanding, net of
  Accumulated Provision for Losses on Loans and
  Guarantees and Deferred Loan Income                       $   116,625     $   122,393         $119,620
Equity-to-Loans                                                   24.61%          23.10%           21.66%

REPORTED BASIS

Equity-to-Loans(b)                                                24.62%          22.90%           21.45%

(a) THE JUNE 30, 2002 EQUITY INCLUDES AN AMOUNT REPRESENTING THE ALLOCATION OF FY 2002 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 8, 2002.

(b) EXCLUDES THE EFFECTS OF FAS 133.

RESULTS OF OPERATIONS

To a large extent, the change in IBRDs net income was affected by changes in the credit quality of the loan portfolio and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2003, interest rates for most currencies were significantly lower than those in FY 2002. In addition, while interest rates declined during the first nine months of FY 2003, there was a steeper decline in interest rates during the same period in FY 2002. Figure 1 illustrates these general trends for short-term (six-month LIBOR) U.S. dollar rates.

FIGURE 1: SIX-MONTH LIBOR INTEREST RATES--U.S. DOLLAR



                                    [GRAPH]



OPERATING INCOME

IBRDs operating income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2003, operating income on a reported basis was $1,486 million, compared to $1,211 million for the same period in FY 2002. The following factors increased operating income:

- A $346 million decrease in the provision for losses on loans and guarantees. During the first nine months of FY 2003, provisioning requirements were reduced by $65 million due primarily to negative net disbursements on loans, including $6.8 billion of prepayments, partially offset by a net deterioration in the creditworthiness of the accrual portfolio. There was no change in the provision for the nonaccrual portfolio during this period. In contrast, during the first nine months of FY 2002, provisioning requirements were increased by $281 million due primarily to the net deterioration in the creditworthiness of the accrual portfolio, partially offset by credit improvements in the nonaccrual portfolio.

- A $28 million increase in investment income, net of funding costs, due to changes in U.S. dollar short-term interest rates. Since investments are marked to market, and borrowings are not, there is about a three-month timing lag in income/expense recognition between investments and the borrowings funding these investments.

- A $27 million increase in other loan income due, in part, to a higher impact on income resulting from loans being restored to accrual status, as well as an increase in interest payments received for loans in nonaccrual status. For further details, see Notes to Financial Statements--Note B.

These increases were offset by the following:

- An $87 million increase in staff retirement plan expense due to changes in the underlying actuarial assumptions related to the calculation of pension expense, and a decrease in the value of the pension assets during FY 2002. To reflect the decline in market interest rates during FY 2002, the year-end expected long-term rate of return on plan assets was adjusted downward from 9.00% to 7.75%, and the discount rate was reduced from 7.00% to 6.75%.

- A $54 million decrease in total loan interest income, net of funding costs, due primarily to the decline in interest rates from FY 2002 to FY 2003, partially offset by the interest rate repricing lag inherent in the cost pass-through loans. Interest income was also affected by an increase in prepayment premiums.

TABLE 6: NET INCOME - REPORTED BASIS


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------
                                                           FY 2003       FY 2002
                                                        YEAR TO DATE   YEAR TO DATE
                                                        ------------   ------------
Loan Interest Income, Net of Funding Costs
  Debt Funded                                              $   774      $   622
  Equity Funded                                              1,119        1,325
                                                        ------------   ------------
    Total Loan Interest Income, Net of Funding Costs         1,893        1,947
Other Loan Income                                              100           73
Provision for Losses on Loans and Guarantees                    65         (281)
Investment Income, Net of Funding Costs                         24           (4)
Staff Retirement Plan (Expense) Income                         (25)          62
Other Net Non-interest Expenses                               (571)        (586)
                                                        ------------   ------------
OPERATING INCOME                                             1,486        1,211
  Effects of Applying FAS 133                                3,159          355
                                                        ------------   ------------
NET INCOME                                                 $ 4,645      $ 1,566
                                                        ============   ============

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not needed for lending, to take advantage of arbitrage opportunities, and then immediately swaps the borrowings into the required currencies. During the first nine months of FY 2003, the effects of applying FAS 133 were $3,159 million compared to $355 million for the same period in FY 2002. This increase in the effects of applying FAS 133 was due primarily to a significant decline in interest rates for certain currencies in the first nine months of FY 2003, as compared to the same period in FY 2002.

COUNTRY CREDIT RISK

In 1997, the Executive Directors of IBRD established the single borrower exposure limit as the lower of an equitable access limit and a concentration risk limit. The purpose of this limit is to manage portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding. Currently, the concentration risk limit, set at $13.5 billion for FY 2003, is well below the equitable access limit.

In FY 2003, IBRD's Executive Directors approved a policy that, under certain circumstances, would allow IBRD to continue lending to borrowers that had reached the concentration risk limit. Under this policy, borrowers may exceed this limit provided they have entered into an arrangement designed to insulate IBRD from possible cash flow losses resulting from exposure in excess of the concentration risk limit. Any such arrangement that would permit the gross exposure to a borrower to exceed the concentration risk limit would need to be approved in advance by IBRD's Executive Directors. During the third quarter of FY 2003, IBRD entered into the first such arrangement with one borrower, China. As of March 31, 2003, China had not exceeded the concentration risk limit.

BALANCE SHEET


EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                                      MARCH 31, 2003  JUNE 30, 2002
                                                                                                        (UNAUDITED)
                                                                                                      --------------  --------------
ASSETS
 Due from banks                                                                                           $   1,614    $   1,083
 Investments--Trading                                                                                        26,861       24,256
 Securities purchased under resale agreements                                                                     -        1,820
 Nonnegotiable, noninterest-bearing demand obligations on account
   of subscribed capital                                                                                      1,643        1,632
 Receivable from currency and interest rate swaps
   Investments                                                                                               11,083        9,932
   Borrowings (including $6,227 million due to FAS 133--March 31, 2003;
     $2,821 million--June 30, 2002)                                                                          66,560       66,052
   Other Asset/Liability (including $nil million due to FAS 133--
     March 31, 2003; $1 million--June 30, 2002)                                                                 726          727
 Loans outstanding--Note B
   Total loans                                                                                              147,370      157,942
   Less undisbursed balance                                                                                  32,205       36,353
                                                                                                      --------------  --------------
     Loans outstanding                                                                                      115,165      121,589
   Less:
     Accumulated provision for loan losses                                                                    4,061        4,037
     Deferred loan income                                                                                     1,504        1,405
                                                                                                      --------------  --------------
       Net loans outstanding                                                                                109,600      116,147
 Other assets                                                                                                 6,246        6,137
                                                                                                      --------------  --------------
 TOTAL ASSETS                                                                                             $ 224,333    $ 227,786
                                                                                                      ==============  ==============
LIABILITIES
 Borrowings
   Short-term                                                                                             $   4,798    $   4,918
   Medium- and long-term (including $40 million due to FAS 133--March 31, 2003;
     $354 million--June 30, 2002)                                                                           100,259      105,345
 Payable for currency and interest rate swaps
   Investments                                                                                               12,146       10,819
   Borrowings (including $1,766 million due to FAS 133--March 31, 2003;
     $1,254 million--June 30, 2002)                                                                          63,649       66,994
   Other Asset/Liability (including $(2) million due to FAS 133--
     March 31, 2003; $(1) million--June 30, 2002)                                                               782          758
 Payable for Board of Governors-approved transfers--Note C                                                    1,448        1,437
 Other liabilities--Note B                                                                                    4,428        5,202
                                                                                                      --------------  --------------
     TOTAL LIABILITIES                                                                                      187,510      195,473
                                                                                                      --------------  --------------
EQUITY
 Capital stock--Authorized (1,581,724 shares--March 31, 2003 and June 30, 2002)
   Subscribed (1,571,412 shares--March 31, 2003; 1,570,895 shares--June 30, 2002)                           189,567      189,505
   Less uncalled portion of subscriptions                                                                   178,089      178,029
                                                                                                      --------------  --------------
                                                                                                             11,478       11,476
 Amounts to maintain value of currency holdings of paid-in capital stock                                       (476)        (641)
 Retained earnings (see Statement of Changes in Retained Earnings; Note C)                                   26,332       22,227
 Accumulated other comprehensive loss--Note E                                                                  (511)        (749)
                                                                                                      --------------  --------------
     TOTAL EQUITY                                                                                            36,823       32,313
                                                                                                      --------------  --------------
 TOTAL LIABILITIES AND EQUITY                                                                             $ 224,333    $ 227,786
                                                                                                      ==============  ==============

  The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                          THREE MONTHS ENDED     NINE MONTHS ENDED
                                                              MARCH 31              MARCH 31
                                                             (UNAUDITED)           (UNAUDITED)
                                                        --------------------  --------------------
                                                           2003       2002       2003       2002
                                                        --------   ---------  ---------  ---------
INCOME
  Loans--Note B                                         $ 1,423    $ 1,651    $ 4,515    $ 5,303
  Investments--Trading                                      102        126        329        590
  Staff Retirement Plan--Note D                               -         20          -         62
  Other                                                      51         42        146        127
                                                        --------   ---------  ---------  ---------
    Total income                                          1,576      1,839      4,990      6,082
                                                        --------   ---------  ---------  ---------
EXPENSES
  Borrowings                                                897      1,122      2,827      3,877
  Administrative--Note D                                    196        192        615        572
  Contributions to special programs                          52         80        120        134
  Provision for losses on loans and guarantees--Note B     (251)       227        (65)       281
  Other                                                       3          2          7          7
                                                        --------   ---------  ---------  ---------
    Total expenses                                          897      1,623      3,504      4,871
                                                        --------   ---------  ---------  ---------
OPERATING INCOME                                            679        216      1,486      1,211
Effects of applying FAS 133                                 119       (498)     3,159        355
                                                        --------   ---------  ---------  ---------
NET INCOME (LOSS)                                       $   798    $  (282)   $ 4,645    $ 1,566
                                                        ========   =========  =========  =========

  The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                   THREE MONTHS ENDED    NINE MONTHS ENDED
                                                                        MARCH 31              MARCH 31
                                                                      (UNAUDITED)            (UNAUDITED)
                                                                  -------------------   ---------------------
                                                                     2003       2002       2003       2002
                                                                  ---------  ---------  --------   ----------
NET INCOME (LOSS)                                                 $   798    $  (282)   $ 4,645    $ 1,566
OTHER COMPREHENSIVE INCOME--NOTE E
  Reclassification of FAS 133 transition adjustment
    to net income                                                     (28)       (12)       (98)       (97)
  Currency translation adjustments                                    139        (36)       336       (144)
                                                                  ---------  ---------  --------   ----------
  Total other comprehensive income (loss)                             111        (48)       238       (241)
                                                                  ---------  ---------  --------   ----------
COMPREHENSIVE INCOME  (LOSS)                                      $   909    $  (330)   $ 4,883    $ 1,325
                                                                  =========  =========  ========   ==========

STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                          NINE MONTHS ENDED
                                                                                               MARCH 31
                                                                                             (UNAUDITED)
                                                                                        ---------------------
                                                                                             2003        2002
                                                                                        ----------  ---------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR                                        $ 22,227    $ 19,851
  Board of Governors-approved transfers--Note C                                              (540)       (402)
  Net income for the period                                                                 4,645       1,566
                                                                                        ----------  ---------
RETAINED EARNINGS AT END OF THE PERIOD                                                   $ 26,332    $ 21,015
                                                                                        ==========  =========

  The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                      NINE MONTHS ENDED
                                                                                          MARCH 31
                                                                                         (UNAUDITED)
                                                                                   ----------------------
                                                                                       2003        2002
                                                                                   ----------  ----------
CASH FLOWS FROM LENDING ACTIVITIES
  Loans
    Disbursements                                                                  $ (8,493)   $ (8,974)
    Principal repayments                                                              9,570       7,444
    Principal prepayments                                                             6,834         832
    Loan origination fees received                                                        8           7
                                                                                   ----------  ----------
      Net cash provided by (used in) lending activities                               7,919        (691)
                                                                                   ----------  ----------
CASH FLOWS USED FOR PAYMENTS FOR BOARD OF GOVERNORS-APPROVED TRANSFERS                 (553)       (115)
CASH FLOWS FROM FINANCING ACTIVITIES
    Medium- and long-term borrowings
      New issues                                                                     12,828      19,073
      Retirements                                                                   (20,308)    (18,082)
    Net short-term borrowings                                                          (148)     (1,250)
    Net currency and interest rate swaps--borrowings                                    438         (62)
    Net capital stock transactions                                                       36          56
                                                                                   ----------  ----------
      Net cash used in financing activities                                          (7,154)       (265)
                                                                                   ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                          4,645       1,566
  Adjustments to reconcile net income to net cash provided by operating activities
    Effects of applying FAS 133                                                      (3,159)       (355)
    Depreciation and amortization                                                       411           8
    Income from Staff Retirement Plan                                                     -         (62)
    Provision for losses on loans and guarantees                                        (65)        281
    Net changes in other assets and liabilities                                        (494)       (760)
                                                                                   ----------  ----------
      Net cash provided by operating activities                                       1,338         678
                                                                                   ----------  ----------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND LIQUID INVESTMENTS              63          (2)
                                                                                   ----------  ----------
NET INCREASE (DECREASE) IN UNRESTRICTED CASH AND LIQUID INVESTMENTS                   1,613        (395)

UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE FISCAL YEAR             25,056      24,407
                                                                                   ----------  ----------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE PERIOD                      $ 26,669    $ 24,012
                                                                                   ==========  ==========
COMPOSED OF
  Investments--Trading                                                             $ 26,861    $ 24,417
  Other                                                                                (192)       (405)
                                                                                   ----------  ----------
                                                                                   $ 26,669    $ 24,012
                                                                                   ==========  ==========
SUPPLEMENTAL DISCLOSURE
Increase (decrease) in ending balances resulting from exchange rate fluctuations
  Loans outstanding                                                                $  1,400    $   (367)
  Borrowings                                                                          2,336        (843)
  Currency and interest rate swaps--borrowings                                       (1,397)        628
Capitalized loan origination fees included in total loans                                87          89
Capitalized interest and charges related to certain consolidation loans                   -         799

  The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A - FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2002 financial statements and the notes included therein. In the opinion of management, the condensed interim financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Developments (IBRD) financial position and results of operations in accordance with generally accepted accounting principles in the United States of America and International Financial Reporting Standards. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior periods information have been made to conform with the current periods presentation.

On July 23, 2002, Timor-Leste (formerly East Timor) became a member of IBRD. On that date, Timor-Leste subscribed for 517 shares with a par value of $62.4 million, of which $1.9 million was paid in and $60.5 million was subject to call.

During the second quarter of fiscal year 2003, IBRD adopted FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that upon issuance of a guarantee, an entity must recognize a liability for the fair value of the obligation it assumes under the guarantee. FIN 45 also elaborates on the disclosures to be made by a guarantor in its financial statements. IBRD has enhanced its disclosures accordingly. Adoption of this interpretation did not have a material impact on IBRDs financial statements.

NOTE B - LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2003, IBRD continues to offer waivers of a portion of interest owed by all eligible borrowers. For the three and nine months ended March 31, 2003, the effect of this waiver was to reduce Net Income by $23 million and $68 million, respectively, compared with $19 million and $81 million for the respective fiscal year 2002 periods. In addition, IBRD continues to waive a portion of the commitment charge on undisbursed balances on all its loans, other than special structural and sector adjustment loans and other non-standard loans. For the three and nine months ended March 31, 2003, the effect of this waiver was to reduce net income by $35 million and $110 million, respectively, compared with $38 million and $117 million for the respective fiscal year 2002 periods.

OVERDUE AMOUNTS

At March 31, 2003, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At March 31, 2003, loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,846 million ($2,755 million--June 30, 2002), of which principal of $302 million ($336 million--June 30, 2002) was overdue, were in nonaccrual status. As of this date, overdue interest and other charges in respect of these loans totaled $296 million
($313 million--June 30, 2002). If these loans had not been in nonaccrual status, income from loans for the three and nine months ended March 31, 2003 would have been higher by $10 million and $22 million, respectively, compared with $10 million and $34 million for the respective fiscal year 2002 periods.

During the nine months ended March 31, 2003, IBRD included in income, interest payments of $83 million that were received from countries with loans in nonaccrual status as of March 31, 2003. For the same period in fiscal year 2002, IBRD included in income, interest payments of $68 million that were received from countries with loans in nonaccrual status as of March 31, 2002.

A summary of countries with loans in nonaccrual status follows:


IN MILLIONS
-------------------------------------------------------------------------------------------------
                                                               MARCH 31, 2003
                                              ---------------------------------------------------
                                                              PRINCIPAL, INTEREST
                                                PRINCIPAL        AND CHARGES          NONACCRUAL
BORROWER                                      OUTSTANDING         OVERDUE               SINCE
-------------------------------------------------------------------------------------------------
WITH OVERDUES
  Iraq                                               43               84           December 1990
  Liberia                                           139              337           June 1987
  Seychelles                                          3                1           August 2002
  Zimbabwe                                          425              176           October 2000
                                                 ------           ------
  Total                                             610              598
WITHOUT OVERDUES
  Serbia and Montenegro (formerly Yugoslavia,
    Federal Republic of)                          2,236                -           September 1992
                                                 ------           ------
TOTAL                                            $2,846           $  598
                                                 ======           ======

On July 1, 2002, Syria cleared all of its overdue interest and charges with IBRD and the International Development Association (IDA), and all IBRD loans to, or guaranteed by Syria, were restored to accrual status. As a result, income from loans for the nine months ended March 31, 2003 increased by $6 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On July 3, 2002, the Democratic Republic of Congo cleared all of its overdue service payments to IBRD and IDA, and all IBRD loans to, or guaranteed by, the Democratic Republic of Congo were restored to accrual status. This arrears clearance of $131 million was accomplished using bridge financing provided by an international financial institution. On the same day, IDA disbursed a development credit to the Democratic Republic of Congo in support of economic reform and poverty reduction programs. Part of the proceeds of this development credit was used to repay the bridge financing. The development credit was funded by IDA resources other than transfers from IBRD. As a result of this event, income from loans for the nine months ended March 31, 2003 increased by $51 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During August 2002, loans made to or guaranteed by Seychelles were placed into nonaccrual status.

During the nine months ended March 31, 2002, Cote d'Ivoire and the Republic of Congo cleared all of their overdue service payments to IBRD and IDA, and all IBRD loans to or guaranteed by these two countries were restored to accrual status. As a result, income from loans for the nine months ended March 31, 2002 increased by $40 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

The average recorded investment in nonaccruing loans during the three and nine months ended March 31, 2003 was $2,838 million and $2,730 million, respectively, compared with $2,930 million and $2,870 million for the respective fiscal year 2002 periods.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

Changes to the Accumulated Provision for Losses on loans and guarantees for the nine months ended March 31, 2003 and for the fiscal year ended June 30, 2002, are summarized below:


IN MILLIONS
------------------------------------------------------------------------------------------------------------------

                                                                                    MARCH 31, 2003   JUNE 30, 2002
                                                                                    --------------   -------------
Accumulated provision for losses on loans and guarantees
  beginning of the fiscal year                                                           $ 4,078       $ 3,959
Provision for losses on loans and guarantees                                                 (65)          (15)
Translation adjustment                                                                        73           134
                                                                                    --------------   -------------
Accumulated provision for losses on loans and guarantees
  end of the period                                                                      $ 4,086       $ 4,078
                                                                                    ==============   =============
Composed of:
  Accumulated provision for guarantee losses, end of the period                             25(a)         41(a)
  Accumulated provision for loan losses, end of the period                                 4,061         4,037
                                                                                    --------------   -------------
Total                                                                                    $ 4,086       $ 4,078
                                                                                    ==============   =============
------------------------------------------------------------------------------------------------------------------

a. THE ACCUMULATED PROVISION FOR GUARANTEE LOSSES IS INCLUDED IN OTHER LIABILITIES ON THE BALANCE SHEET.

Of the Accumulated Provision for Loan Losses of $4,061 million ($4,037 million--June 30, 2002), $690 million is attributable to the nonaccruing loan portfolio at March 31, 2003 ($655 million--June 30, 2002).

GUARANTEES

As part of its financial product offerings to member countries, IBRD provides guarantees of loans undertaken, or securities issued in support of projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD adjustment lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. Most guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012. Guarantees of $1,259 million that were outstanding at March 31, 2003 ($1,584 million--June 30, 2002), were not included in reported loan balances. The outstanding amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country in whose territory the project is located, on demand, or as IBRD may otherwise direct.

At March 31, 2003, liabilities related to IBRDs obligation under guarantees of $34 million ($55 million--June 30, 2002), have been included in Other liabilities on the balance sheet. This includes the accumulated provision for guarantee losses of $25 million ($41 million at June 30, 2002).

During the second quarter of fiscal year 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of such guarantee on October 15, 2002. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semi-annual installments, commencing October 15, 2005, and to pay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at March 31, 2003. No other guarantees provided by IBRD have been called as of March 31, 2003.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At March 31, 2003, IDA had approved development credits of $1,706 million ($1,706 million--June 30, 2002) under this program from its inception, of which $1,699 million ($1,690 million--June 30, 2002) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRDs operations, management has determined that IBRD has only one reportable segment. For the nine months ended March 31, 2003, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $591 million and $487 million, respectively.


NOTE C - RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was composed of the following elements at March 31, 2003 and June 30, 2002:


IN MILLIONS
----------------------------------------------------------------
                               MARCH 31, 2003      JUNE 30, 2002
                               --------------      -------------
Special Reserve                  $   293             $   293
General Reserve                   19,132              17,841
Pension Reserve                      963                 870
Surplus                              100                 100
Cumulative FAS 133 Adjustments     1,199                 345
Unallocated Net Income             4,645               2,778
                                 -------             -------
Total                            $26,332             $22,227
                                 =======             =======

On August 8, 2002, the Executive Directors allocated $1,291 million of the net income earned in the fiscal year ended June 30, 2002 to the General Reserve and $93 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2002. In addition, the Executive Directors allocated $854 million of fiscal year 2002 net income to Cumulative FAS 133 Adjustments.

On September 29, 2002, the Board of Governors approved the following transfers out of fiscal year 2002 unallocated Net Income: $300 million as an immediate transfer to IDA and $240 million as an immediate transfer to the Heavily Indebted Poor Countries Debt Initiative Trust Fund. These amounts were paid on September 30, 2002.

NOTE D - ADMINISTRATIVE EXPENSES

During the three and nine months ended March 31, 2003, IBRD recorded pension expense of $8 million, and $25 million, respectively. This has been included in Administrative Expenses on the statement of income. During the three and nine months ended March 31, 2002, IBRD recorded pension income of $20 million and $62 million, respectively, which was included in income from Staff Retirement Plan on the statement of income. The change from pension income to pension expense is primarily due to the change in the actuarial assumptions underlying the calculation of IBRDs pension expense during fiscal year 2002, as well as the change in the fair value of the Staff Retirement Plan assets.

NOTE E - COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss balances for the nine months ended March 31, 2003 and March 31, 2002:


IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------
                                                             NINE MONTHS ENDED MARCH 31, 2003
                                                -----------------------------------------------------------------------
                                                                                                              TOTAL
                                                                CUMULATIVE                                 ACCUMULATED
                                                 CUMULATIVE   EFFECT OF CHANGE                                 OTHER
                                                TRANSLATION    IN ACCOUNTING                              COMPREHENSIVE
                                                 ADJUSTMENT      PRINCIPLE          RECLASSIFICATION(a)        LOSS
                                                -----------   ----------------      -------------------   -------------
Balance, beginning of the fiscal year               $(952)             $ 500              $(297)              $(749)
Changes from period activity                          336                  -                (98)                238
                                                -----------   ----------------      -------------------   -------------
Balance, end of the period                          $(616)             $ 500              $(395)              $(511)
                                                ===========   ================      ===================   =============
-----------------------------------------------------------------------------------------------------------------------


IN MILLIONS
-----------------------------------------------------------------------------------------------------------------------
                                                             NINE MONTHS ENDED MARCH 31, 2002
                                                -----------------------------------------------------------------------
                                                                                                              TOTAL
                                                                CUMULATIVE                                 ACCUMULATED
                                                 CUMULATIVE   EFFECT OF CHANGE                                 OTHER
                                                TRANSLATION    IN ACCOUNTING                              COMPREHENSIVE
                                                 ADJUSTMENT      PRINCIPLE          RECLASSIFICATION(a)        LOSS
                                                -----------   ----------------      -------------------   -------------
Balance, beginning of the fiscal year              $(1,176)         $   500             $  (169)             $  (845)
Changes from period activity                          (144)               -                 (97)                (241)
                                                -----------   ----------------      -------------------   -------------
Balance, end of the period                         $(1,320)         $   500             $  (266)             $(1,086)
                                                ===========   ================      ===================   =============
-----------------------------------------------------------------------------------------------------------------------

(a) RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS


Deloitte Touche Tohmatsu (International Firm)
Suite 500
555 12th Street, N.W.
Washington, DC 20004-1207

Tel: (202) 879-5600
Fax: (202) 879-5309
www.us.deloitte.com
                                                         DELOITTE
                                                         TOUCHE
                                                         TOHMATSU
                                                         (INTERNATIONAL FIRM)


INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
    International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2003, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and nine-month periods ended March 31, 2003 and 2002. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Financial Reporting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2002, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 8, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2002 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Deloitte Touche Tohmatsu (International Firm)

May 13, 2003

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)
                                 TREREP_ACC_008

                       SEC REPORT - CHANGES IN BORROWINGS

              BORROWINGS (MLT) JANUARY 01, 2003 THRU MARCH 31, 2003


                                      DESK:
                               ALM,DFL,XPOOL,IBRD

                                                                                    CURRENCY   US$ EQUIVALENT             MATURITY
BORROWING TYPE                   DESCRIPTION  TRADE ID  CURRENCY  EXTERNAL ID        AMOUNT      SETTLEMENT     DATE        DATE
--------------                   -----------  --------  --------  -----------       ---------   ------------   -----        -----

NEW BORROWINGS

GLDDP


GOLD
--------------------------------------


BOND/SELL XAU/IBRD/GDIF/0208XAUSTR           0000006219  XAU                          74,377     26,604,654  27-Feb-2003 27-Feb-2008


BOND/SELL XAU/IBRD/GDIF/0308XAU0.97          0000006286  XAU                         152,000     50,543,798  25-Mar-2003 25-Mar-2008

                                                                                              -------------
TOTAL BY CURRENCY                                                                                77,148,452
                                                                                              -------------


                                                                                              -------------
TOTAL                                                                                            77,148,452
                                                                                              -------------


MTBOC


AUSTRALIAN DOLLAR
--------------------------------------

BOND/SELL AUD/IBRD/GDIF/0106AUD04.20         0000006117  AUD                      19,000,000     11,089,350  16-Jan-2003 17-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0113AUD01.00         0000006128  AUD                      27,000,000     15,853,050  23-Jan-2003 23-Jan-2013

BOND/SELL AUD/IBRD/GDIF/0110AUD00.50         0000006129  AUD                      48,000,000     28,183,200  23-Jan-2003 28-Jan-2010

BOND/SELL AUD/IBRD/GDIF/0108AUD04.37         0000006137  AUD                     150,000,000     88,072,500  23-Jan-2003 23-Jan-2008

BOND/SELL AUD/IBRD/GDIF/0106AUD04.08         0000006127  AUD                      35,000,000     20,678,000  28-Jan-2003 30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0113AUD00.50         0000006133  AUD                     440,000,000    259,952,000  28-Jan-2003 28-Jan-2013

BOND/SELL AUD/IBRD/GDIF/0106AUD04.22         0000006125  AUD                      18,500,000     10,960,325  29-Jan-2003 30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.09         0000006121  AUD                     220,000,000    129,162,000  30-Jan-2003 30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.12         0000006138  AUD                      70,000,000     41,097,000  30-Jan-2003 30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0213AUD00.50         0000006174  AUD                      30,000,000     17,659,500  04-Feb-2003 04-Feb-2013

BOND/SELL AUD/IBRD/GDIF/0210AUD00.50         0000006187  AUD                      25,000,000     14,716,250  13-Feb-2003 12-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0213AUD00.50A        0000006190  AUD                      62,000,000     36,496,300  13-Feb-2003 13-Feb-2013

BOND/SELL AUD/IBRD/GDIF/0213AUD01.00         0000006161  AUD                     500,000,000    297,075,000  18-Feb-2003 20-Feb-2013

BOND/SELL AUD/IBRD/GDIF/0205AUD03.76         0000006167  AUD                     150,000,000     89,122,500  18-Feb-2003 18-Feb-2005

BOND/SELL AUD/IBRD/GDIF/0208AUD00.50         0000006188  AUD                      18,000,000     10,595,700  19-Feb-2003 19-Feb-2008

BOND/SELL AUD/IBRD/GDIF/0206AUD04.00         0000006183  AUD                      40,000,000     23,874,000  24-Feb-2003 24-Feb-2006

BOND/SELL AUD/IBRD/GDIF/0206AUD4.00          0000006184  AUD                      20,000,000     12,069,000  26-Feb-2003 27-Feb-2006

BOND/SELL AUD/IBRD/GDIF/0206AUD04.07         0000006192  AUD                     140,000,000     84,889,000  27-Feb-2003 27-Feb-2006

BOND/SELL AUD/IBRD/GDIF/0310AUD00.50         0000006265  AUD                      38,000,000     23,261,700  13-Mar-2003 12-Mar-2010

BOND/SELL AUD/IBRD/GDIF/0310AUD04.45         0000006224  AUD                      17,000,000     10,088,650  17-Mar-2003 17-Mar-2010

BOND/SELL AUD/IBRD/GDIF/0307AUD04.00         0000006273  AUD                      17,000,000     10,100,550  26-Mar-2003 26-Mar-2007

BOND/SELL AUD/IBRD/GDIF/0307AUD04.12         0000006263  AUD                      85,000,000     50,791,750  27-Mar-2003 27-Mar-2007

BOND/SELL AUD/IBRD/GDIF/0906AUD04.00         0000006264  AUD                      70,000,000     41,828,500  27-Mar-2003 27-Sep-2006

BOND/SELL AUD/IBRD/GDIF/0305AUD03.61         0000006271  AUD                     210,000,000    125,485,500  27-Mar-2003 29-Mar-2005

BOND/SELL AUD/IBRD/GDIF/0408AUD04.39         0000006295  AUD                     100,000,000     60,065,000  31-Mar-2003 01-Apr-2008

                                                                                              -------------
TOTAL BY CURRENCY                                                                             1,513,166,325
                                                                                              -------------


CANADIAN DOLLAR
--------------------------------------

BOND/SELL CAD/IBRD/GDIF/0215CADSTR           0000006181  CAD                      40,000,000     26,777,346  27-Feb-2003 27-Feb-2015

                                                                                              -------------
TOTAL BY CURRENCY                                                                                26,777,346
                                                                                              -------------


EURO CURRENCY
--------------------------------------

BOND/SELL EUR/IBRD/GDIF/0110EUR00.50         0000006130  EUR                      15,000,000     16,201,500  30-Jan-2003 25-Jan-2010

BOND/SELL EUR/IBRD/GDIF/0215EUR01.00         0000006144  EUR                     200,000,000    216,200,000  12-Feb-2003 12-Feb-2015

BOND/SELL EUR/IBRD/GDIF/0223EUR00.50         0000006156  EUR                      50,000,000     53,440,000  13-Feb-2003 13-Feb-2023

BOND/SELL EUR/IBRD/GDIF/0310EURSTR           0000006196  EUR                     100,000,000    108,195,000  03-Mar-2003 03-Mar-2010

                                                                                              -------------
TOTAL BY CURRENCY                                                                               394,036,500
                                                                                              -------------


HUNGARIAN FORINT
--------------------------------------

BOND/SELL HUF/IBRD/GDIF/0105HUF06.25         0000006142  HUF                  10,000,000,000     43,139,710  27-Jan-2003 27-Jan-2005

BOND/SELL HUF/IBRD/GDIF/0105HUF06.25         0000006206  HUF                   5,000,000,000     21,808,349  19-Feb-2003 27-Jan-2005

                                                                                              -------------
TOTAL BY CURRENCY                                                                                64,948,059
                                                                                              -------------


JAPANESE YEN
--------------------------------------

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR05         0000006096  JPY                   1,000,000,000      8,408,661  06-Jan-2003 07-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR02         0000006092  JPY                   2,500,000,000     20,853,318  07-Jan-2003 07-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR09         0000006104  JPY                   1,000,000,000      8,341,327  07-Jan-2003 07-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR03         0000006093  JPY                   1,000,000,000      8,425,665  08-Jan-2003 07-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR04         0000006094  JPY                   2,500,000,000     21,064,161  08-Jan-2003 06-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR08         0000006103  JPY                   1,000,000,000      8,425,665  08-Jan-2003 06-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR13         0000006109  JPY                   1,000,000,000      8,425,665  08-Jan-2003 06-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR06         0000006097  JPY                   1,000,000,000      8,342,023  09-Jan-2003 07-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR07         0000006101  JPY                   3,500,000,000     29,197,080  09-Jan-2003 06-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR12         0000006107  JPY                   1,000,000,000      8,342,023  09-Jan-2003 10-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR05         0000006122  JPY                   2,000,000,000     16,684,046  09-Jan-2003 25-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR11         0000006106  JPY                   1,900,000,000     15,800,416  10-Jan-2003 10-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR19         0000006119  JPY                   1,600,000,000     13,305,613  10-Jan-2003 10-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR           0000006070  JPY                   1,000,000,000      8,351,079  14-Jan-2003 14-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR01         0000006079  JPY                   3,000,000,000     25,053,238  14-Jan-2003 14-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR10         0000006105  JPY                   2,600,000,000     21,712,806  14-Jan-2003 14-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR14         0000006110  JPY                   2,300,000,000     19,207,483  14-Jan-2003 15-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR15         0000006111  JPY                   2,000,000,000     16,702,159  14-Jan-2003 14-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR18         0000006116  JPY                   1,100,000,000      9,186,187  14-Jan-2003 14-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR20         0000006123  JPY                   1,100,000,000      9,186,187  14-Jan-2003 14-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR16         0000006113  JPY                   1,500,000,000     12,588,645  15-Jan-2003 13-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR17         0000006114  JPY                   1,000,000,000      8,454,157  17-Jan-2003 13-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR23         0000006149  JPY                   2,000,000,000     16,925,486  27-Jan-2003 27-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR25         0000006155  JPY                   1,400,000,000     11,847,840  27-Jan-2003 27-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR22         0000006147  JPY                   3,000,000,000     25,404,353  28-Jan-2003 28-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR21         0000006136  JPY                   2,000,000,000     17,003,188  29-Jan-2003 29-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0133JPYSTR24         0000006154  JPY                   1,000,000,000      8,415,383  30-Jan-2003 27-Jan-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR06         0000006157  JPY                   1,500,000,000     12,623,075  30-Jan-2003 25-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR01         0000006148  JPY                   1,000,000,000      8,377,665  03-Feb-2003 03-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0213JPYSTR           0000006158  JPY                   2,300,000,000     19,296,111  04-Feb-2003 04-Feb-2013

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR03         0000006159  JPY                   1,300,000,000     10,906,498  04-Feb-2003 04-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR           0000006143  JPY                   2,000,000,000     16,643,089  06-Feb-2003 03-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR04         0000006166  JPY                   5,000,000,000     41,607,722  06-Feb-2003 07-Feb-2033

BOND/SELL JPY/IBRD/MLT/0228JPYSTR            0000006132  JPY                  20,000,000,000    167,764,124  07-Feb-2003 07-Feb-2028

BOND/SELL JPY/IBRD/GDIF/0223JPYSTR           0000006160  JPY                   1,300,000,000     10,700,910  13-Feb-2003 13-Feb-2023

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR08         0000006180  JPY                   1,300,000,000     10,700,910  13-Feb-2003 13-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR02         0000006153  JPY                   1,000,000,000      8,302,545  18-Feb-2003 18-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR05         0000006169  JPY                   1,000,000,000      8,302,545  18-Feb-2003 18-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR06         0000006172  JPY                   2,100,000,000     17,435,344  18-Feb-2003 18-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR07         0000006175  JPY                   1,200,000,000      9,963,054  18-Feb-2003 18-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR09         0000006186  JPY                   1,000,000,000      8,302,545  18-Feb-2003 18-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR           0000006193  JPY                   1,000,000,000      8,426,730  24-Feb-2003 24-Jun-2033

BOND/SELL JPY/IBRD/GDIF/0233JPYSTR10         0000006195  JPY                   1,900,000,000     16,010,786  24-Feb-2003 24-Feb-2033

BOND/SELL JPY/IBRD/GDIF/0218JPYSTR           0000006204  JPY                   1,000,000,000      8,485,003  26-Feb-2003 26-Feb-2018

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR07         0000006209  JPY                   2,500,000,000     21,383,056  03-Mar-2003 03-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR10         0000006214  JPY                   1,500,000,000     12,722,646  04-Mar-2003 04-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR08         0000006210  JPY                   1,100,000,000      9,351,753  06-Mar-2003 07-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR01         0000006211  JPY                   1,200,000,000     10,201,913  06-Mar-2003 06-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR09         0000006213  JPY                   1,300,000,000     11,061,476  10-Mar-2003 10-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR11         0000006218  JPY                   1,000,000,000      8,548,470  13-Mar-2003 25-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR12         0000006227  JPY                   1,000,000,000      8,457,017  17-Mar-2003 17-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR13         0000006242  JPY                   1,000,000,000      8,457,017  17-Mar-2003 17-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR02         0000006266  JPY                   2,200,000,000     18,605,438  17-Mar-2003 17-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR17         0000006283  JPY                   1,000,000,000      8,457,017  17-Mar-2003 17-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0313JPYSTR           0000006248  JPY                   1,100,000,000      9,336,276  19-Mar-2003 19-Mar-2013

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR14         0000006267  JPY                   1,100,000,000      9,155,604  24-Mar-2003 24-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR35         0000006279  JPY                   1,100,000,000      9,155,604  24-Mar-2003 25-Mar-2033

BOND/SELL JPY/IBRD/MLT/0333JPYSTR34          0000006220  JPY                  18,000,000,000    148,827,980  25-Mar-2003 25-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0733JPYSTR           0000006275  JPY                   1,000,000,000      8,268,221  25-Mar-2003 25-Jul-2033

BOND/SELL JPY/IBRD/GDIF/0234JPYSTR           0000006277  JPY                   1,500,000,000     12,402,332  25-Mar-2003 24-Feb-2034

BOND/SELL JPY/IBRD/GDIF/0234JPYSTR01         0000006278  JPY                   1,200,000,000      9,921,865  25-Mar-2003 24-Feb-2034

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR03         0000006274  JPY                  10,000,000,000     83,434,150  27-Mar-2003 28-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR36         0000006282  JPY                   2,000,000,000     16,686,830  27-Mar-2003 17-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR18         0000006292  JPY                   2,800,000,000     23,361,562  27-Mar-2003 03-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR19         0000006294  JPY                   1,200,000,000     10,012,098  27-Mar-2003 28-Mar-2033

BOND/SELL JPY/IBRD/MLT/0333JPYSTR15          0000006272  JPY                   8,000,000,000     66,423,115  28-Mar-2003 28-Mar-2033

                                                                                              -------------
TOTAL BY CURRENCY                                                                             1,293,733,947
                                                                                              -------------


NEW ZEALAND DOLLAR
--------------------------------------

BOND/SELL NZD/IBRD/GDIF/0106NZD05.30         0000006139  NZD                      32,000,000     17,441,600  30-Jan-2003 31-Jan-2006

BOND/SELL NZD/IBRD/GDIF/0206NZD04.86         0000006203  NZD                      19,000,000     10,764,450  27-Feb-2003 27-Feb-2006

BOND/SELL NZD/IBRD/GDIF/0306NZD04.72         0000006269  NZD                      75,000,000     41,358,750  26-Mar-2003 23-Mar-2006

                                                                                              -------------
TOTAL BY CURRENCY                                                                                69,564,800
                                                                                              -------------


UNITED STATES DOLLAR
--------------------------------------

BOND/SELL USD/IBRD/GDIF/0106USDSTR           0000006141  USD                      50,000,000     50,000,000  27-Jan-2003 27-Jan-2006

BOND/SELL USD/IBRD/GDIF/0108USD02.80         0000006140  USD                      10,000,000     10,000,000  30-Jan-2003 30-Jan-2008

BOND/SELL USD/IBRD/GDIF/0215USD01.00         0000006135  USD                   1,000,000,000  1,000,000,000  05-Feb-2003 05-Feb-2015

BOND/SELL USD/IBRD/GDIF/0223USD00.50         0000006134  USD                     400,000,000    400,000,000  06-Feb-2003 07-Feb-2023

BOND/SELL USD/IBRD/GDIF/0218USDSTR           0000006178  USD                      12,000,000     12,000,000  12-Feb-2003 12-Feb-2018

                                                                                              -------------
TOTAL BY CURRENCY                                                                             1,472,000,000
                                                                                              -------------


                                                                                              -------------
TOTAL                                                                                         4,834,226,977
                                                                                              -------------


MATURING BORROWINGS

MTBOC


CANADIAN DOLLAR
--------------------------------------

BOND/SELL CAD/IBRD/MLT/0303CAD08.25          0000000054  CAD    CAD0034MLT01     250,000,000    168,361,506  05-Mar-1993 05-Mar-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                               168,361,506
                                                                                              -------------


SWISS FRANC
--------------------------------------

BOND/SELL CHF/IBRD/MLT/0103CHF05.40          0000000067  CHF    CHF0204MLT01     120,000,000     85,595,064  17-Dec-1987 10-Jan-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                85,595,064
                                                                                              -------------


DANISH KRONE
--------------------------------------

BOND/SELL DKK/IBRD/GMTN/0303DKK06.38         0000000143  DKK    DKK0551GMT01     400,000,000     59,409,764  15-Nov-1996 14-Mar-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                59,409,764
                                                                                              -------------


EURO CURRENCY
--------------------------------------

BOND/SELL EUR/IBRD/MLT/0105NLG07.88E         0000000375  EUR    NLG0063MLT03       1,225,207      1,289,224  15-Jan-1985 14-Jan-2003

BOND/SELL EUR/IBRD/GMTN/0103DEM05.35E        0000000133  EUR    DEM0520GMT01      76,693,782     82,836,954  30-Jan-1996 30-Jan-2003

BOND/SELL EUR/IBRD/GDIF/0203GRD10.00E        0000000192  EUR    GRD0669GDI01      23,477,623     25,433,309  25-Feb-1998 25-Feb-2003

BOND/SELL EUR/IBRD/GDIF/0103EUR02.70         0000001121  EUR    EUR0763GDI01      65,000,000     68,347,500  13-Jan-1999 13-Jan-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                               177,906,987
                                                                                              -------------


POUND STERLING
--------------------------------------

BOND/SELL GBP/IBRD/GDIF/0103GBP06.50         0000000177  GBP    GBP0643GDI01     300,000,000    478,485,000  07-Jan-1998 07-Jan-2003

BOND/SELL GBP/IBRD/GDIF/0103GBP06.50         0000001025  GBP    GBP0643GDI02      75,000,000    119,621,250  01-Oct-1998 07-Jan-2003

BOND/SELL GBP/IBRD/GDIF/0103GBP06.50         0000001034  GBP    GBP0643GDI03     125,000,000    199,368,750  16-Oct-1998 07-Jan-2003

BOND/SELL GBP/IBRD/GDIF/0103GBP06.50         0000001053  GBP    GBP0643GDI04     200,000,000    318,990,000  17-Nov-1998 07-Jan-2003

BOND/SELL GBP/IBRD/GDIF/0103GBP06.50         0000001055  GBP    GBP0643GDI05      75,000,000    119,621,250  17-Nov-1998 07-Jan-2003

BOND/SELL GBP/IBRD/GDIF/0103GBP06.50         0000001079  GBP    GBP0643GDI06     100,000,000    159,495,000  08-Dec-1998 07-Jan-2003

BOND/SELL GBP/IBRD/GDIF/0103GBP06.50         0000003943  GBP    GBP0643GDI07     100,000,000    159,495,000  10-Sep-1999 07-Jan-2003

BOND/SELL GBP/IBRD/GDIF/0303GBP05.90         0000004411  GBP                     100,000,000    156,685,000  22-Mar-2000 24-Mar-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                             1,711,761,250
                                                                                              -------------


HONG KONG DOLLAR
--------------------------------------

BOND/SELL HKD/IBRD/GDIF/0103HKD11.00         0000000207  HKD    HKD0655GDI01     400,000,000     51,287,640  27-Jan-1998 27-Jan-2003

BOND/SELL HKD/IBRD/GDIF/0203HKD10.75         0000000205  HKD    HKD0652GDI01     350,000,000     44,873,808  06-Feb-1998 06-Feb-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                96,161,449
                                                                                              -------------


JAPANESE YEN
--------------------------------------

BOND/SELL JPY/IBRD/MLT/0303JPY05.50          0000000331  JPY    JPY0154MLT01   6,000,000,000     49,609,327  25-Mar-1988 25-Mar-2003

BOND/SELL JPY/IBRD/MLT/0303JPY04.50          0000000352  JPY    JPY0209MLT01 200,000,000,000  1,678,415,576  01-Mar-1993 20-Mar-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                             1,728,024,902
                                                                                              -------------


MEXICAN PESO
--------------------------------------

BOND/SELL MXN/IBRD/GDIF/0203MXN15.87         0000004369  MXN                   1,000,000,000     90,909,091  28-Feb-2000 28-Feb-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                90,909,091
                                                                                              -------------


POLISH ZLOTY
--------------------------------------

BOND/SELL PLN/IBRD/GDIF/0203PLN18.00         0000000420  PLN    PLN0672GDI01     175,000,000     45,129,263  27-Feb-1998 27-Feb-2003

BOND/SELL PLN/IBRD/GDIF/0103PLN10.25         0000005370  PLN                     100,000,000     26,206,824  20-Nov-2001 17-Jan-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                71,336,087
                                                                                              -------------


SWEDISH KRONA
--------------------------------------

BOND/SELL SEK/IBRD/GDIF/0203SEK05.38         0000000425  SEK    SEK0663GDI01     500,000,000     58,895,590  26-Feb-1998 26-Feb-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                58,895,590
                                                                                              -------------


UNITED STATES DOLLAR
--------------------------------------

BOND/SELL USD/IBRD/COLTS/0303USD09.18        0000000541  USD    USD0279COL01       3,260,000      3,260,000  30-Mar-1988 31-Mar-2003

BOND/SELL USD/IBRD/COLTS/0303USD08.50        0000000805  USD    USD1485COL01         450,000        450,000  21-Dec-1990 17-Mar-2003

BOND/SELL USD/IBRD/GDIF/0103USD05.50         0000000616  USD    USD0646GDI01   1,000,000,000  1,000,000,000  21-Jan-1998 21-Jan-2003

BOND/SELL USD/IBRD/GDIF/0303USD05.63         0000000627  USD    USD0674GDI01   4,000,000,000  4,000,000,000  17-Mar-1998 17-Mar-2003

BOND/SELL USD/IBRD/GDIF/0203USD06.30         0000004373  USD                      63,000,000     63,000,000  03-Feb-2000 03-Feb-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                             5,066,710,000
                                                                                              -------------


SOUTH AFRICAN RAND
--------------------------------------

BOND/SELL ZAR/IBRD/GDIF/0103ZAR13.50         0000000890  ZAR    ZAR0647GDI01     100,000,000     11,487,651  28-Jan-1998 28-Jan-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                11,487,651
                                                                                              -------------


                                                                                              -------------
TOTAL                                                                                         9,326,559,341
                                                                                              -------------


MTBOZ


EURO CURRENCY
--------------------------------------

BOND/SELL EUR/IBRD/MLT/0303ITLSTRE           0000000245  EUR    ITL0029MLT01     206,582,760    223,057,735  04-Mar-1998 04-Mar-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                               223,057,735
                                                                                              -------------


UNITED STATES DOLLAR
--------------------------------------

BOND/SELL USD/IBRD/MLT/0203USD00.00          0000000491  USD    USD0189MLT48      18,000,000     18,000,000  06-Mar-1985 18-Feb-2003

BOND/SELL USD/IBRD/MLT/0203USD00.001         0000001071  USD    USD0196MLT02      20,000,000     20,000,000  07-Jan-1986 18-Feb-2003

                                                                                              -------------
TOTAL BY CURRENCY                                                                                38,000,000
                                                                                              -------------


                                                                                              -------------
TOTAL                                                                                           261,057,735
                                                                                              -------------


EARLY RETIREMENT

GLDDP


GOLD
--------------------------------------

BOND/BUY XAU/IBRD/GDIF/0312XAUSTR            0000006296  XAU                           4,000      1,318,500  28-Mar-2003 28-Mar-2012

                                                                                              -------------
TOTAL BY CURRENCY                                                                                 1,318,500
                                                                                              -------------


                                                                                              -------------
TOTAL                                                                                             1,318,500
                                                                                              -------------


MTBOC


AUSTRALIAN DOLLAR
--------------------------------------

BOND/BUY AUD/IBRD/GDIF/0406AUD05.50          0000006226  AUD                      86,000,000     52,128,900  28-Feb-2003 24-Apr-2006

BOND/BUY AUD/IBRD/GDIF/0207AUD05.20          0000006237  AUD                      96,000,000     58,190,400  28-Feb-2003 20-Feb-2007

BOND/BUY AUD/IBRD/GDIF/0507AUD05.60          0000006238  AUD                      63,000,000     38,187,450  28-Feb-2003 21-May-2007

                                                                                              -------------
TOTAL BY CURRENCY                                                                               148,506,750
                                                                                              -------------


EURO CURRENCY
--------------------------------------

BOND/BUY EUR/IBRD/GDIF/0413ITLSTRE           0000006170  EUR                      25,822,845     27,932,571  04-Feb-2003 29-Apr-2013

BOND/BUY EUR/IBRD/GDIF/0413ITLSTRE           0000006173  EUR                      21,820,304     23,420,823  05-Feb-2003 29-Apr-2013

BOND/BUY EUR/IBRD/GDIF/0119EURSTR01          0000006182  EUR    BUYBACK           16,953,000     18,262,619  11-Feb-2003 29-Jan-2019

BOND/BUY EUR/IBRD/GMTN/0708ITLSTRE           0000006289  EUR                       9,402,098      9,982,677  21-Mar-2003 08-Jul-2008

                                                                                              -------------
TOTAL BY CURRENCY                                                                                79,598,691
                                                                                              -------------


JAPANESE YEN
--------------------------------------

BOND/BUY JPY/IBRD/GDIF/0122JPYSTR            0000006080  JPY                   1,600,000,000     13,346,123  07-Jan-2003 07-Jan-2022

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR05          0000006081  JPY                   1,500,000,000     12,638,497  08-Jan-2003 08-Jan-2032

BOND/BUY JPY/IBRD/MLT/0721JPYSTR             0000006050  JPY                  21,000,000,000    174,636,175  10-Jan-2003 08-Jul-2021

BOND/BUY JPY/IBRD/GDIF/0716JPYSTR            0000006083  JPY                   1,500,000,000     12,526,619  14-Jan-2003 12-Jul-2016

BOND/BUY JPY/IBRD/GDIF/0122JPYSTR02          0000006089  JPY                   1,000,000,000      8,351,079  14-Jan-2003 11-Jan-2022

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR09          0000006088  JPY                   2,200,000,000     18,463,346  15-Jan-2003 14-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR08          0000006090  JPY                   1,800,000,000     15,106,374  15-Jan-2003 14-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR10          0000006091  JPY                   2,100,000,000     17,769,504  16-Jan-2003 16-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0130JPYSTR            0000006098  JPY                   1,200,000,000     10,188,920  21-Jan-2003 18-Jan-2030

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR04          0000006099  JPY                   1,000,000,000      8,457,017  22-Jan-2003 22-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0126JPYSTR01          0000006118  JPY                   1,000,000,000      8,462,743  27-Jan-2003 25-Jan-2026

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR06          0000006124  JPY                   1,000,000,000      8,389,614  04-Feb-2003 04-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0221JPYSTR02          0000006152  JPY                   1,000,000,000      8,299,788  05-Feb-2003 05-Feb-2021

BOND/BUY JPY/IBRD/GDIF/0212JPYSTR            0000006126  JPY                   1,000,000,000      8,321,544  06-Feb-2003 06-Feb-2012

BOND/BUY JPY/IBRD/GDIF/0821JPYSTR01          0000006131  JPY                   1,000,000,000      8,321,544  06-Feb-2003 06-Aug-2021

BOND/BUY JPY/IBRD/GDIF/0831JPYSTR05          0000006146  JPY                   1,000,000,000      8,343,067  10-Feb-2003 08-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0821JPYSTR            0000006163  JPY                   2,300,000,000     19,189,054  10-Feb-2003 10-Aug-2021

BOND/BUY JPY/IBRD/GDIF/0221JPYSTR03          0000006177  JPY                   1,000,000,000      8,343,067  10-Feb-2003 08-Feb-2021

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR08          0000006162  JPY                   1,200,000,000     10,078,105  20-Feb-2003 14-Nov-2031

BOND/BUY JPY/IBRD/0232JPYSTR13               0000006165  JPY                   3,000,000,000     25,195,263  20-Feb-2003 20-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0222JPYSTR01          0000006164  JPY                   2,500,000,000     20,995,171  21-Feb-2003 17-Feb-2022

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR11          0000006176  JPY                   3,000,000,000     25,347,472  25-Feb-2003 25-Feb-2032

BOND/BUY JPY/IBRD/MLT/0831JPYSTR13           0000006185  JPY                   1,500,000,000     12,810,111  27-Feb-2003 27-Aug-2031

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR18          0000006189  JPY                   3,000,000,000     25,659,667  03-Mar-2003 01-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR10          0000006198  JPY                   2,000,000,000     17,017,656  07-Mar-2003 07-Mar-2031

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR10          0000006197  JPY                   1,000,000,000      8,508,828  10-Mar-2003 08-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0321JPYSTR15          0000006201  JPY                   1,300,000,000     11,093,097  11-Mar-2003 11-Mar-2021

BOND/BUY JPY/IBRD/GDIF/0926JPYSTR02          0000006202  JPY                   2,700,000,000     23,039,508  11-Mar-2003 11-Sep-2026

BOND/BUY JPY/IBRD/MLT/0332JPYSTR16           0000006145  JPY                  10,000,000,000     85,774,328  12-Mar-2003 12-Mar-2032

BOND/BUY JPY/IBRD/MLT/0332JPYSTR15           0000006179  JPY                  10,000,000,000     85,774,328  12-Mar-2003 12-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0312JPYSTR01          0000006205  JPY                   1,000,000,000      8,548,470  13-Mar-2003 13-Mar-2012

BOND/BUY JPY/IBRD/MLT/0321JPYSTR08           0000006191  JPY                   6,900,000,000     58,866,186  14-Mar-2003 14-Mar-2021

BOND/BUY JPY/IBRD/GDIF/1031JPYSTR06          0000006207  JPY                   1,000,000,000      8,457,017  17-Mar-2003 17-Oct-2031

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR06          0000006229  JPY    BUYBACK        2,000,000,000     16,914,034  17-Mar-2003 16-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR07          0000006212  JPY                   1,400,000,000     11,801,897  18-Mar-2003 18-Mar-2031

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR            0000006255  JPY                   3,600,000,000     30,347,734  18-Mar-2003 18-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR01          0000006215  JPY                   1,000,000,000      8,487,523  19-Mar-2003 19-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR05          0000006216  JPY                   1,000,000,000      8,487,523  19-Mar-2003 19-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR02          0000006217  JPY                   2,000,000,000     16,975,047  19-Mar-2003 19-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR12          0000006223  JPY                   1,400,000,000     11,882,533  19-Mar-2003 19-Mar-2031

BOND/BUY JPY/IBRD/0331JPYSTR13               0000006221  JPY                   1,600,000,000     13,427,325  20-Mar-2003 20-Mar-2031

BOND/BUY JPY/IBRD/GDIF/0321JPYSTR16          0000006247  JPY                   1,300,000,000     10,909,701  20-Mar-2003 20-Mar-2021

BOND/BUY JPY/IBRD/MLT/0322JPYSTR             0000006208  JPY                  28,000,000,000    233,051,729  24-Mar-2003 24-Mar-2022

BOND/BUY JPY/IBRD/GDIF/0328JPYSTR            0000006222  JPY                   1,500,000,000     12,484,914  24-Mar-2003 24-Mar-2028

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR51          0000006233  JPY                   3,000,000,000     24,804,663  25-Mar-2003 25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0926JPYSTR04          0000006234  JPY                   1,300,000,000     10,748,687  25-Mar-2003 25-Sep-2026

BOND/BUY JPY/IBRD/GDIF/0926JPYSTR05          0000006235  JPY                   1,500,000,000     12,402,332  25-Mar-2003 25-Sep-2026

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR01          0000006236  JPY                   2,000,000,000     16,536,442  25-Mar-2003 25-Mar-2027

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR03          0000006239  JPY                   1,700,000,000     14,055,976  25-Mar-2003 25-Mar-2031

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR20          0000006240  JPY                   1,000,000,000      8,268,221  25-Mar-2003 25-Mar-2026

BOND/BUY JPY/IBRD/GDIF/1031JPYSTR03          0000006243  JPY                   1,200,000,000      9,921,865  25-Mar-2003 03-Oct-2031

BOND/BUY JPY/IBRD/GDIF/0322JPYSTR03          0000006244  JPY                   3,000,000,000     24,804,663  25-Mar-2003 25-Mar-2022

BOND/BUY JPY/IBRD/GDIF/0322JPYSTR05          0000006245  JPY                   1,200,000,000      9,921,865  25-Mar-2003 25-Mar-2022

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR09          0000006246  JPY                   1,000,000,000      8,268,221  25-Mar-2003 25-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0322JPYSTR02          0000006257  JPY                   2,600,000,000     21,497,375  25-Mar-2003 25-Mar-2022

BOND/BUY JPY/IBRD/GDIF/0321JPYSTR01          0000006285  JPY                   1,100,000,000      9,095,043  25-Mar-2003 25-Mar-2021

BOND/BUY JPY/IBRD/GDIF/0321JPYSTR07          0000006249  JPY                   8,000,000,000     66,304,753  26-Mar-2003 26-Mar-2021

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR02          0000006251  JPY                   1,000,000,000      8,288,094  26-Mar-2003 26-Mar-2027

BOND/BUY JPY/IBRD/GDIF/1031JPYSTR08          0000006252  JPY                   5,000,000,000     41,440,471  26-Mar-2003 17-Oct-2031

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR19          0000006253  JPY                   2,000,000,000     16,576,188  26-Mar-2003 26-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR10          0000006254  JPY                   1,000,000,000      8,288,094  26-Mar-2003 26-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0327JPYSTR            0000006256  JPY                   1,600,000,000     13,260,951  26-Mar-2003 26-Mar-2027

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR52          0000006258  JPY                   5,000,000,000     41,440,471  26-Mar-2003 26-Mar-2032

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR09          0000006260  JPY                   1,100,000,000      9,116,904  26-Mar-2003 26-Nov-2031

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR11          0000006261  JPY                   1,000,000,000      8,288,094  26-Mar-2003 26-Mar-2031

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR03          0000006250  JPY                   4,600,000,000     38,379,709  27-Mar-2003 27-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR17          0000006259  JPY                   3,100,000,000     25,864,586  27-Mar-2003 27-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR18          0000006262  JPY                   1,000,000,000      8,343,415  27-Mar-2003 27-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0317JPYSTR            0000006270  JPY                   2,500,000,000     20,858,537  27-Mar-2003 27-Mar-2017

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR47          0000006268  JPY                   2,000,000,000     16,605,779  28-Mar-2003 28-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0320JPYSTR08          0000006284  JPY                   2,700,000,000     22,529,100  31-Mar-2003 30-Mar-2020

                                                                                              -------------
TOTAL BY CURRENCY                                                                             1,686,999,745
                                                                                              -------------


UNITED STATES DOLLAR
--------------------------------------

BOND/BUY USD/IBRD/GDIF/0109USDSTR            0000006120  USD                      30,000,000     30,000,000  14-Jan-2003 14-Jan-2009

BOND/BUY USD/IBRD/GDIF/0211USDSTR            0000006171  USD                      25,000,000     25,000,000  24-Feb-2003 23-Feb-2011

BOND/BUY USD/IBRD/GDIF/0210USDSTR03          0000006194  USD                      15,000,000     15,000,000  24-Feb-2003 22-Feb-2010

BOND/BUY USD/IBRD/MLT/0116USD09.752          0000006241  USD                      43,500,000     43,500,000  04-Mar-2003 23-Jan-2016

                                                                                              -------------
TOTAL BY CURRENCY                                                                               113,500,000
                                                                                              -------------


                                                                                              -------------
TOTAL                                                                                         2,028,605,186
                                                                                              -------------


MTBOZ


POLISH ZLOTY
--------------------------------------

BOND/BUY PLN/IBRD/GDIF/0328PLNSTR            0000006225  PLN                   7,000,000,000  1,711,763,483  20-Mar-2003 20-Mar-2028

BOND/BUY PLN/IBRD/GDIF/0328PLNSTR            0000006228  PLN                   3,500,000,000    855,881,742  20-Mar-2003 20-Mar-2028

BOND/BUY PLN/IBRD/GDIF/0328PLNSTR            0000006230  PLN                   3,500,000,000    855,881,742  20-Mar-2003 20-Mar-2028

BOND/BUY PLN/IBRD/GDIF/0328PLNSTR            0000006231  PLN                   3,000,000,000    733,612,921  20-Mar-2003 20-Mar-2028

BOND/BUY PLN/IBRD/GDIF/0328PLNSTR            0000006232  PLN                   3,000,000,000    733,612,921  20-Mar-2003 20-Mar-2028

                                                                                              -------------
TOTAL BY CURRENCY                                                                             4,890,752,809
                                                                                              -------------


UNITED STATES DOLLAR
--------------------------------------

BOND/BUY USD/IBRD/GDIF/0228USDSTR            0000006168  USD                     397,286,000    397,286,000  18-Feb-2003 18-Feb-2028

                                                                                              -------------
TOTAL BY CURRENCY                                                                               397,286,000
                                                                                              -------------


                                                                                              -------------
TOTAL                                                                                         5,288,038,809
                                                                                              -------------